UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36106

Name of Issuer: EMPIRE STATE REALTY OP, L.P.

Exchange: The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: One Grand Central Place, 60 East 42nd Street, New York, New York 10165

Telephone: (212) 953-0888

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Series ES Operating Partnership Units Representing Limited Partnership Interests, no par value

Series 60 Operating Partnership Units Representing Limited Partnership Interests, no par value

Series 250 Operating Partnership Units Representing Limited Partnership Interests, no par value.

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR240.12d2-2(a)(1)

☐	17 17 CFR240.12d2-2(a)(2)

☐	17 CFR240.12d2-2(a)(3)

☐	17 CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange[1].

☒	Pursuant to 17 CFR240.12d2 -2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR240.12d2 -2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, Empire State Realty OP, L.P. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated: October 22, 2013	By:	Empire State Realty Trust, Inc., as general partner

	By:	/s/ David A. Karp
	Name:	David A. Karp
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Explanatory note: This voluntary delisting is a result of Empire State Realty OP, L.P.’s move to the NYSE Arca, Inc. Trading on the NYSE Arca, Inc. began on October 11, 2013.